UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES

EXCHANGE ACT OF 1934

STANDARD Diversified Inc.

(Exact Name of Registrant as Specified in its Charter)

DE (State of Incorporation or Organization)	56-1581761 (I.R.S. Employer Identification No.)

155 Mineola Boulevard, Mineola, NY 11501

(Address of Principal Executive Offices)

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Class A Common Stock, $0.01 par value	NYSE American

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:	None

Securities to be registered pursuant to Section 12(g) of the Exchange Act:	None

Item 1.	Description of Registrant’s Securities to be Registered

Standard Diversified Inc. (the “Company”) is registering, on this Registration Statement on Form 8-A, the Class A common stock, $0.01 par value per share, of the Company (the “Class A Common Stock”).

Under the Company’s Sixth Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) there are 300,000,000 authorized shares of the Class A Common Stock. In addition, the Company also has outstanding shares of its Class B common stock, $0.01 par value per share (the “Class B Common Stock”). The Class B Common Stock is not the subject of this Registration Statement on Form 8-A, but certain provisions of the Certificate of Incorporation relating to the Class B Common Stock are described herein to the extent they relate to the Class A Common Stock.

The number of authorized shares of Class A Common Stock may be increased or decreased by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of capital stock of the Company entitled to vote thereon.

The holders of shares of Class A Common Stock and Class B Common Stock shall: (1) vote together as a single class on all matters submitted to a vote or for the written consent of the stockholders of the Company; (2) be entitled to notice of any stockholders’ meeting in accordance with the By-laws of the Company; and (3) be entitled to vote upon such matters and in such manner as may be provided in the Certificate of Incorporation or required by applicable law. Each holder of Class A Common Stock shall have the right to one vote per share of Class A Common Stock held of record by such holder and each holder of Class B Common Stock shall have the right to 10 votes per share of Class B Common Stock held of record by such holder.

Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends declared by the board and paid on the Common Stock of the Company. However, in the event a dividend is paid in the form of shares of Common Stock, or securities convertible into, or exercisable or exchangeable for Common Stock, then such dividend shall be paid only in shares of Class A Common Stock, with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock. Notwithstanding the foregoing, the Company’s Board of Directors (the “Board”) may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock if such disparate dividend or distribution is approved in advance by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Class A Common Stock and a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.

Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class of Common Stock are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification; provided, however, that shares of one such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved in advance by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Class A Common Stock and a majority of the outstanding shares of Class B Common Stock, each voting separately as a class. Subject to the preferential or other rights, if any, of the holders of any preferred stock that may then be outstanding, in the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets or funds of the Company available for distribution to its stockholders, irrespective of class, unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Class A Common Stock and a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.

In the case of any distribution or payment in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Company with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or payment shall be made ratably on a per share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions or payments in connection with such merger, consolidation or other transaction if (i) the only difference in the per share distribution to the holders of the Class A Common Stock and Class B Common Stock is that any securities distributed to the holder of a share Class B Common Stock have ten times the voting power of any securities distributed to the holder of a share of Class A Common Stock, or (ii) such merger, consolidation or other transaction is approved by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Class A Common Stock and a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.

Each share of Class B Common Stock shall be convertible into one fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Company. Each share of Class B Common Stock that is converted shall be retired by the Company and shall not be available for reissuance.

For a period of 18 months following May 30, 2017 (the effective time of the Company’s Fifth Amended and Restated Certificate of Incorporation) any merger, consolidation, share exchange or similar transaction pursuant to which any third party, or Standard General L.P., or any of its affiliates, acquires or would acquire, directly or indirectly, assets or businesses of SDOI or any of its subsidiaries representing 15% or more of the revenues, net income or assets of SDOI and its subsidiaries taken as a whole, shall require the approval of the holders of a majority of the shares of the Class A Common Stock held by stockholders of SDOI other than Standard General L.P. and its affiliates.

Item 2.	Exhibits

None.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

STANDARD DIVERSIFIED INC.

Date: April 20, 2018	By:	/s/ Ian Estus
		Name:	Ian Estus
		Title:	President and Chief Executive Officer